

November 5, 2012

*BY FAX AND U.S. MAIL*

Timothy E. Wuestenhagen
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101-2098

      Re:    Minnesota Life Insurance Company
              Minnesota Life Individual Variable Universal Life Account
              File. 333-183590; 811-22093

Dear Mr. Wuestenhagen:

      The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 28, 2012. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy of the filing provided to the staff.

1. **General Comments**

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

    b. *Fixed Index Accounts*. The disclosure on page 16 of the prospectus states that the fixed indexed accounts have not been registered with the Commission and that the registrant is of the opinion that the fixed index accounts qualify for an exemption from registration under the federal securities laws. Please note that the conclusions contained in this disclosure are currently the topic of discussions with counsel to Minnesota Life Insurance Company and the staff may have further comments regarding the legal status of the fixed index accounts.

2. **Cover Page**

    The EDGAR class identifier differs from the contract name on the front cover of the prospectus. Please make changes to the EDGAR class identifiers so that the contract name on the front cover page of the prospectus is the same as the EDGAR class identifiers.

3. **Special Terms**

    a. Please confirm that all special terms have been defined in the text prior to first use or in the glossary of special terms. Confirm that all special terms appear consistently in upper case throughout the prospectus.

    b. Please define in the glossary the term "Face Amount."

    c. Please expand on the definition of "Interim Account Transfer Date" in order to disclose the maximum time that money will be kept in the account, the frequency of transfer dates, and whether interest will be credited.

4. **Policy Risks** (pp. 3-5)

    On page 16, the registrant discloses that allocations to the Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account are part of the company's general assets, which are used to support insurance and annuity obligations and subject to the claims of the company's creditors. Also, on this page the registrant discloses that investors look to the financial strength of the insurance company for its insurance guarantees. Please add such disclosure to the discussion of policy risks on pages 3-5.

5. **Qualification as Life Insurance** (p. 4)

    If a policy could fail to qualify as life insurance for reasons other than "underwriting class" please disclose those reasons. Also, please clarify whether death benefits could be subject to estate tax for reasons other than underwriting classification.

6. **Periodic Charges Other Than Investment Option Operating Expenses** (p. 6)

    Please confirm that the current monthly policy charge of $8 is a flat charge and not dependent on the face amount of the policy.

7. **The Guaranteed Interest Account, the Fixed Indexed Accounts
   and the Fixed Loan Account** (p. 16)

    Please place the first sentence of the fifth paragraph of this sub-section concerning the financial strength of the insurance company in bold typeface.

8. **Fixed Indexed Accounts - Examples** (pp. 18-19)

    Please consider providing an example showing how Index Credits for a Segment are calculated using the 140% Participation Rate and 8% growth cap for Fixed Indexed Account B.

9. **Flexibility at Issue** (p. 22)

   The last sentence of this sub-section refers readers to policy data pages to discover the initial minimum premium.  Please disclose the factors that determine the initial face premium or reference the disclosures on page 24 and the Glossary, if appropriate.

10. **Policy Premiums** (p. 26)

    Further, on page 26 the registrant states that if mandated under applicable law it may reject a premium.  Please provide disclosure detailing the specific circumstances under which a premium may be rejected.

11. **Variable Account Accumulation Value and Transfers** (pp. 27-30)

    a.  For clarity and consistency, please revise the last full paragraph of page 28 to state that the value of sub-account units will be determined as of the close of trading on the New York Stock Exchange (typically 3:00 p.m. Central Time) as opposed to "as of the primary closing time for business on the New York Stock Exchange (typically, 3:00 p.m. Central Time) . . . ."

    b.  With respect to the receipt of transfer requests discussed on page 30, please state that requests must be received before the close of trading on the NYSE, typically 3 p.m., as opposed to solely stating a 3 p.m. deadline.

12. **Fixed Index Account Transfers** (p. 30)

    On page 30, the registrant states that:  "[w]e reserve the right to change the Interim Account Transfer Date and to limit transfers into the Fixed Index Account."  Please explain the circumstances under which the registrant will change the Interim Account Transfer Dates and limit transfers into the Fixed Index Account.

13. **Termination** (p. 42)

    Please disclose the potential negative tax consequences of termination with an outstanding loan balance.

14. **Financial Statements, Exhibits, and Other Information**

    Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

15. **Powers of Attorney**

       Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act.  Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

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       Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendment to the registration statement.  If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

       Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved.  Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments.  After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

       If you have any questions, please call me at (202) 551-6929.  Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285.  Any mail or deliveries should include a reference to zip code 20549-8629.

       Sincerely,

       Alberto H. Zapata
       Senior Counsel
       Office of Insurance Products